Rama Padmanabhan

+1 858 550 6024

rama@cooley.com

January 14, 2020

Nicholas P. Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synthorx, Inc.

Schedule 14D-9 filed by Synthorx, Inc. on December 23, 2019

File No. 005-90741

Dear Mr. Panos:

On behalf of Synthorx, Inc. (the “Company”), we are supplementing its response to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 31, 2019, relating to the above referenced Schedule 14D-9 filed with the Commission on December 23, 2019 (the “Schedule 14D-9”).

After discussion with the Staff, the Company is amending and restating in its entirety its response to the sixth comment in the Comment Letter.

For ease of reference, comment six is reproduced below in italics and is followed by the response to such comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

6. The disclosure on pages 24 and 25 indicates that the Projections contain non-GAAP financial measures, and that reconciliations of such non-GAAP measures to GAAP measures would not be feasible. Please advise us how these disclosures comply with Rule 100 of Regulation G or, alternatively, explain to us why compliance is not required.

Response: The Company respectfully advises the Staff that the Company considered the applicability of Rule 100(a) of Regulation G to the disclosure regarding the Projections on page 24 and 25 of the Schedule 14D-9, but concluded for the following reasons that Regulation G does not apply to such disclosure and therefore, a reconciliation of the differences between the non-GAAP financial measures disclosed with the most comparable financial measures calculated and presented in accordance with GAAP is not required.

The Company notes the Projections are included in the Schedule 14D-9 because they were provided to Centerview, the Company’s financial advisor, for the purpose of rendering the fairness opinion issued by Centerview in connection with this transaction and were provided to the Board of Directors of the Company in connection with its consideration of the Transactions and strategic alternatives. The Company believes that it had an obligation to disclose these projections under Delaware law, including applicable case law, in order to provide a fair summary of certain of the

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

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U.S. Securities and Exchange Commission

January 14, 2020

Page Two

financial analyses and substantive work of Centerview and because the financial projections were relied upon by the Board of Directors in connection with its consideration of the Transactions and strategic alternatives. In re Pure Resources, Inc. S’holders Litig., 808 A.2d 421, 449 (Del. Ch. 2002) and see, Blake Rohrbacker and John Mark Zeberkiewicz “Fair Summary II: An Update on Delaware’s Disclosure Regime Regarding Fairness Opinions”, The Business Lawyer, Vol. 66, No. 4 (August 2011), pp. 943-962, published by the American Bar Association. The Company respectfully refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff explained that, so long as financial measures are included in forecasts provided to a financial advisor for the purpose of rendering an opinion that is materially related to the applicable business combination transaction, and the forecasts are being disclosed to comply with requirements under state law, including case law, regarding the disclosure of the financial advisor’s analyses or substantive work, then such financial measures would be excluded from the definition of non-GAAP financial measures and thus would not be subject to Item 10(e) of Regulation S-K and Regulation G.

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Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6024 with any questions or further comments regarding our response to the Comment.

Sincerely,

/s/ Rama Padmanabhan
Rama Padmanabhan, Esq.
Cooley LLP

cc:	Laura K. Shawver, Ph.D., Synthorx, Inc.

Barbara L. Borden, Esq., Cooley LLP

Kenneth J. Rollins, Esq., Cooley LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com